FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  X               Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc (“HSBC”) announced on 2 March 2009 a 5 for 12 rights issue at £2.54 per new ordinary share to raise approximately £12.5 billion (US$17.7 billion) (net of expenses). Subject to certain conditions, holders of HSBC’s American Depositary Shares (“ADSs”; New York Stock Exchange ticker symbol, “HBC”) are also expected to be able to participate in the rights issue. Following are some preliminary details of the rights issue as it relates to holders of HSBC’s ADSs:

•	ADS record date: 13 March 2009
•	ADS holders will receive five non-transferable ADS rights for every 12 ADSs held on the ADS record date (fractional ADS rights will not be distributed)
•	Each ADS right will entitle an ADS holder to acquire one additional ADS
•	The ADS subscription period begins at 9:00 a.m. (New York City time) on 20 March 2009 and ends at 5:00 p.m. (New York City time) on 31 March 2009
•

Trades of ADSs with a settlement date through 13 March 2009 will carry the ADS rights entitlement; trades of ADSs commencing 11 March 2009 with a standard settlement date of 16 March 2009 and beyond will not be entitled to the ADS rights

•	The ADS rights are not transferable and will not be admitted to trading on the New York Stock Exchange or any other exchange
•

Consistent with customary ADS subscription procedures, ADS holders wishing to acquire new ADSs under the rights issue will have to deposit with The Bank of New York Mellon (the “ADS Depositary”) the estimated subscription price for new ADSs, which will be the US dollar equivalent of the new ordinary share subscription price, multiplied by five to reflect that each ADS represents five ordinary shares, using an exchange rate published by Bloomberg on a date prior to the ADS subscription period yet to be determined, plus an additional 10% to account for possible exchange rate fluctuations, applicable UK stamp duty reserve tax payable by the ADS subscriber and any applicable currency conversion expenses of the ADS Depositary

•

The actual subscription price for new ADSs will be the US dollar equivalent on or about 1 April 2009 of the new ordinary share subscription price, multiplied by five to reflect that each ADS represents five ordinary shares, plus applicable UK stamp duty reserve tax and currency conversion expenses of the ADS Depositary

•

In lieu of exercising their ADS rights, ADS holders will be entitled (i) subject to the payment of certain customary fees, to instruct the ADS Depositary to attempt to sell the ordinary share rights underlying their ADS rights, or (ii) to cancel their ADS rights and take delivery of the underlying ordinary share rights

•	If ADS holders take no action with respect to the rights issue, the underwriters will attempt to arrange subscribers for them

Further details of this ADS rights issue will be announced to holders of HSBC’s ADSs after shareholder approval.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. HSBC has filed a

1

registration statement in the United States under the Securities Act of 1933, as amended (the “Securities Act”). A written prospectus meeting the requirements of Section 10 of the Securities Act and, on or around 17 March 2009, a written prospectus containing the detailed terms of the proposed rights issue, may be obtained from HSBC, 8 Canada Square, London E14 5HQ, England or c/o HSBC Bank USA, National Association, 452 Fifth Avenue, New York, NY 10018, Attn: Regional Compliance Officer.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ P A Stafford

Name: P A Stafford

Title: Assistant Group Secretary

Date: March 9, 2009